Exhibit 99.2

Vitru Limited

Unaudited interim

condensed consolidated

financial statements

June 30, 2023

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

Consolidated Balance Sheet

		June 30,	December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6	83,540	47,187
Short-term investments	6	254,431	26,389
Trade receivables	7	280,411	224,128
Income taxes recoverable		9,724	6,994
Prepaid expenses	9	36,150	20,010
Receivables from hub partners	10	40,824	31,979
Other current assets		29,687	14,853
TOTAL CURRENT ASSETS		734,767	371,540

NON-CURRENT ASSETS
Trade receivables	7	46,831	47,012
Indemnification assets		11,478	9,853
Deferred tax assets	8	254,138	203,043
Receivables from hub partners	10	47,603	48,117
Other non-current assets		23,755	6,903
Right-of-use assets	11	341,045	350,393
Property and equipment	12	194,453	194,575
Intangible assets	13	4,391,817	4,427,643
TOTAL NON-CURRENT ASSETS		5,311,120	5,287,539

TOTAL ASSETS		6,045,887	5,659,079

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

Consolidated Balance Sheet

		June 30,	December 31,
	Note	2023	2022
LIABILITIES

CURRENT LIABILITIES
Trade payables		92,555	99,697
Loans and financing	14	229,187	131,158
Lease liabilities	11	51,053	51,310
Labor and social obligations	15	77,437	43,105
Payables from acquisition of subsidiaries	16	526,826	-
Taxes payable		16,966	16,006
Prepayments from customers		59,616	43,606
Other current liabilities		1,938	7,484
TOTAL CURRENT LIABILITIES		1,055,578	392,366

NON-CURRENT
Trade payables		2,305	-
Loans and financing	14	1,563,373	1,489,088
Lease liabilities	11	266,092	272,029
Payables from acquisition of subsidiaries	16	-	507,361
Taxes payable		11,713	-
Provisions for contingencies	17	31,957	29,182
Deferred tax liabilities	8	752,144	773,394
Share-based compensation	5	12,001	19,805
Other non-current liabilities		22,428	1,465
TOTAL NON-CURRENT LIABILITIES		2,662,013	3,092,324

TOTAL LIABILITIES		3,717,591	3,484,690

EQUITY	18
Share capital		8	8
Capital reserves		2,065,158	2,054,527
Retained earnings		263,130	119,854
TOTAL EQUITY		2,328,296	2,174,389

TOTAL LIABILITIES AND EQUITY		6,045,887	5,659,079

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three and six months periods ended June 30 2023 and 2022.

(In thousands of Brazilian Reais, except earnings per share)

Consolidated Statement of lncome

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
NET REVENUE	22	521,495	308,017	965,719	485,806

Cost of services rendered	23	(175,582)	(117,902)	(326,855)	(183,050)

GROSS PROFIT		345,913	190,115	638,864	302,756

General and administrative expenses	23	(60,692)	(70,883)	(115,059)	(84,713)
Selling expenses	23	(78,732)	(41,842)	(168,871)	(89,798)
Net impairment losses on financial assets	7	(79,674)	(38,613)	(127,351)	(64,333)
Other income (expenses), net	24	(1,023)	713	(710)	978
Operating expenses		(220,121)	(150,625)	(411,991)	(237,866)

OPERATING PROFIT		125,792	39,490	226,873	64,890

Financial income	25	13,191	14,458	24,667	29,478
Financial expenses	25	(77,318)	(62,722)	(163,307)	(76,740)
Financial results		(64,127)	(48,264)	(138,640)	(47,262)

PROFIT BEFORE TAXES		61,665	(8,774)	88,233	17,628

Current income taxes	8	(13,232)	(4,788)	(17,302)	(7,644)
Deferred income taxes	8	38,632	34,421	72,345	34,813
Income taxes		25,400	29,633	55,043	27,169

NET INCOME FOR THE PERIOD		87,065	20,859	143,276	44,797

Other comprehensive income		-	-	-	-

TOTAL COMPREHENSIVE INCOME		87,065	20,859	143,276	44,797

Basic earnings per share (R$)	19	2.58	0.82	4.24	1.84
Diluted earnings per share (R$)	19	2.44	0.76	4.02	1.72

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of changes in equity for the six months period ended June 30, 2023 and 2022.

(In thousands of Brazilian Reais)

Consolidated Statement of Changes in Equity

		Capital reserves
	Share capital	Additional paid-in capital	Share-based compensation	Treasury Shares	Retained earnings	Total
DECEMBER 31, 2021	6	1,030,792	8,796	-	26,534	1,057,332

Profit for the period	-	-	-	-	44,797	44,797
Issuance of shares for business combination	2	560,544				560,546
Employee share program						-
Capital contributions		13,285				13,285
Issue of shares to employees		13,548	(13,548)	-		13,548
Value of employee services	-	-	15,729	-	-	-

JUNE 30, 2022	8	1,618,169	10,977	-	71,331	1,689,508

DECEMBER 31, 2022	8	2,041,564	12,963	-	119,854	2,174,389

Profit for the period	-	-	-	-	143,276	143,276
Treasury Shares	-	-	-	(3,644)		(3,644)
Employee share program	-	-	-	-	-	-
Capital contributions	-	8,614	-	-	-	8,614
Issue of shares to employees	-	5,317	(5,317)	-	-	-
Value of employee services	-	-	5,661	-	-	5,661
JUNE 30, 2023	8	2,055,495	13,307	(3,644)	263,130	2,328,296

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of cash flows for the six months period ended June 30 2023 and 2022.

(In thousands of Brazilian Reais)

Consolidated Statement of Cash Flows

		Six Months Ended June 30,
	Note	2023	2022
Cash flows from operating activities
Profit before taxes		88,233	17,628
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	11 / 12 / 13	105,942	46,107
Net impairment losses on financial assets	7	127,351	64,333
Provision for revenue cancellation	7	686	352
Provision for contingencies	17	2,660	1,152
Accrued interests		149,690	62,532
Share-based compensation	20	(1,425)	7,833
Loss on sale or disposal of non-current assets	12 / 13	121	310
Modification of lease contracts		-	(257)
Changes in operating assets and liabilities:
Trade receivables		(171,888)	(110,526)
Prepayments		(16,140)	(133)
Other assets		(38,491)	(5,063)
Trade payables		(4,837)	30,567
Labor and social obligations		34,332	18,548
Other taxes payable		960	(108)
Prepayments from customers		16,010	(1,755)
Other payables		15,417	(1,094)
Cash from operations		308,621	130,426

Income tax paid		(20,032)	(10,339)
Interest paid	11 / 14 / 16	(147,073)	(10,268)
Contingencies paid		(3,088)	(1,918)
Net cash provided by operating activities		138,428	107,901

Cash flows from investing activities
Purchase of property and equipment	12	(15,165)	(9,268)
Purchase and capitalization of intangible assets	13	(39,353)	(15,836)
Payments for the acquisition of interests in subsidiaries, net of cash	16	-	(2,080,236)
Acquisition of short-term investments, net		(228,042)	105,383
Net cash used in investing activities		(282,560)	(1,999,957)

Cash flows from financing activities
Payments of lease liabilities	11	(12,443)	(6,414)
Proceeds from loans and financing , net of transaction costs		187,958	1,905,851
Costs related to future issuances	9	-	16,824
Capital contributions net of treasury shares		4,970	13,285
Net cash provided by financing activities		180,485	1,929,546

Net increase (decrease) in cash and cash equivalents		36,353	37,490

Cash and cash equivalents at the beginning of the period		47,187	75,587
Cash and cash equivalents at the end of the period		83,540	113,077
		36,353	37,490

See Note 26 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company” or “Group”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations exchange (NASDAQ) under the ticker symbol “VTRU”.

Until the contribution of Vitru Brasil shares to Vitru Limited, in September 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflect the operations of Vitru Brazil after the corporate reorganization.

Vitru is a holding company whose principal shareholders are Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Caravaggio Investments LLC”,  Raffaello Investments LLC”, the SPX Carlyle Group, through the investment fund “Mundi Holdings I LLC”, “Mundi Holdings II LLC”, Neuberger Berman, through the investment fund “NB Verrochio LP”, and Crescera, through the investment fund “Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia”, and “Crescera Growth Capital Coinvestimento III Fundo de Investimento em Participações Multiestratégia”.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through campuses, or via distance learning, through 2,301 (December 31, 2022 –2,170) learning centers (“hubs”) across the country.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on August, 10th, 2023.

As of June 30, 2023, the Company short-term liabilities are R$ 320,811 higher than its short-term assets, hence presenting a negative net working capital position. The Group's capital structure was impacted by its growth strategy, both organically and through acquisitions, in particular the acquisition of Unicesumar.

The Company is confident in its ability to keep serving its operational and financial responsibilities, given the resilience of its business model, the robust generation of operational cash flow, the strength of its credit capacity and its strong relationship with top-tier banks, including approved and available credit lines.

1.1.Significant events during the period

a)	Seasonality

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, given revenue from semiannual contracts are recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later in the semester. Revenue is also higher later in the semester due to lower dropout rates during that same period.

b)	Share-based compensation (Note 20)

In the period between February and June 2023, Stock Options Program (SOP) participants realized 121,304 purchases options, thus ending the Company's purchase obligation, and changing the SOP from cash settled into equity settled. The impact caused by this operation was a reversal of R$ 7,804 in liabilities and a constitution of reserve in equity of R$ 2,554.

c)	Issue of debenture bonds (Note 14)

On May 5th, 2023, the company issued a new series of debentures through its subsidiary Vitru Brasil, in the amount of R$ 190,000 comprising 190,000 bonds maturing between May 2025 and May 2028 The nominal value of the bonds is R$ 1,000.00.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of June 30, 2023, and for the three months ended June 30, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There were no changes since December 31, 2022 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2022.

2.2.Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022. There have been no changes in the risk management department or in any risk management policies since the year-end.

3.	Business combinations

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”, to acquire the entire share capital of Unicesumar. The transaction was closed on May 20, 2022 (transaction date), when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual conditions precedent, including appreciation by a regulatory agency antitrust and other regulatory approvals.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá - Paraná. Unicesumar has 999 centers and approximately 331 thousand students, of which 314 thousand are in digital education. Unicesuma also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students in the 348 courses.

The acquisitions were accounted for using the acquisition method where the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table presents the assets acquired and liabilities assumed in the business combination:

ASSETS	494,439
Cash and cash equivalents	62,017
Trade receivables	78,929
Financial assets	62,385
Income taxes recoverable	3,617
Prepaid expenses	3,918
Deferred tax assets	17,580
Other assets	4,984
Right-of-use assets	170,980
Property and equipment	78,096
Intangible assets	11,933
LIABILITIES	357,389
Trade payables	70,067
Lease liabilities	171,829
Labor and social obligations	37,781
Income taxes payable	11,556
Prepayments from customers	17,731
Dividends	30,000
Provisions for contingencies	12,510
Other liabilities	5,915
Total aquired net assets at fair value	137,050
Purchase consideration	3,279,333
Goodwill arising on acquisition	3,142,283

Purchase consideration

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares, they received cash and Vitru Ltd shares just like determined in the terms of the business combination agreement.

The consideration consists of R$ 2,688,181 paid in cash, 7,182 thousand of Vitru Ltd shares issued at the closing date and a contingent consideration where an additional of R$ 1,000 will be paid for each new license to operate medical courses get in the next 5 years, with a maximum value of R$ 50,000:

Purchase consideration	3,279,333%
Cash payable at the acquisition date	2,162,500	65,94%
Payable after 12 months (i)	525,681	16,03%
Contingent consideration (ii)	30,608	0,93%
Payable through the issuance of new Vitru shares	560,544	25,92%

(i) In September, there was a contractual amendment in the amount of R$ 73,134 and the payment period was changed from 12 months to 24 months.

(ii) The contingent consideration was estimated through a technical analysis by an education professional in the area of medicine, which     concluded that it is possible to authorize 40 additional licenses by the MEC according to the proportion of new license to operate medical courses available in the region of Corumbá in the period of 5 years. The amount of 30,608 recognized corresponds to the present value of the authorization of 40 additional license in the next 5 years.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Goodwill allocation

Fair value adjustments	1,516,987
Customer relationships	294,525
Brand	352,189
Non-compete agreement	272,416
Software	33,379
Teaching-learning material (TLM)	26,584
Operation licenses for distance learning	1,206,641
Leasing contracts	57,278
Licenses to operate medical courses	55,454
Deferred taxes on temporary differences	(781,479)
Goodwill	1,625,296
Total identifiable assets + goodwill	3,142,283

The assumptions, critical judgments, methods and hypotheses used by the Company to determine the fair value of the intangible assets identified in the business combination were as follows:

i.	Customer relationships: Valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a calculation of discounting cash flows from future economic benefits attributable to the customer base, net of eliminations of the implied contribution obligations. The remaining useful life of the customer base was estimated by analyzing the average duration of courses of each segment.

The main assumptions used in assessing the customer relationships were:

a.	Revenue: Projected in accordance with historical data obtained by the Company, and expectations observed in competition tendencies related to course offering and geographic coverage.
b.	Costs and expenses: Projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term and operating synergies to be realized by the merger of Unicesumar’s operations within the Company.
c.	Tax rate: 34%, pursuant to Brazilian tax legislation; and
d.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences in regards to risk assessment and each CGU’s discount rate.
ii.	Brand: Valued using the Relief from Royalty method. The method determines the value of an intangible asset based on the value of hypothetical royalty payments that would be saved through owning the asset, compared to licensing the asset to a third party. It involves the estimation of generating future cash flows to the business for the greatest possible deadline.

The main assumptions used in assessing the brand were:

a.	Remaining useful life: Adopted as the point where the discounted cash flows reach 90% of the total projected value.
b.	Royalties’ percentage: Estimated as 3.48%, but applied for each segment, depending on the expected margin of each CGU.
iii.	Non-Compete Agreement: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the brand were:

a.	Revenue: Considers a revenue loss for the first 4 years. For the following years, it’s expected that the sellers are already part of the market.
b.	Competition probability: Different assumptions for each CGU:

• Digital and Continuing Education – 85% due to the relative easiness to reach the student (virtually).

• On-Campus Undergraduate Courses – 50%, due to the necessity of a more robust physical structure to accommodate the students.

iv.	Software: Valued using the Replacement Cost method. Management estimated the costs related to the development of systems with similar characteristics using providers external to Unicesumar. Because it is an auxiliary asset in generating cash from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the software were:

a.	Remaining useful life: 5 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

v.	Teaching-Learning Material: Valued using the Replacement Cost method. Management estimated the costs related to the development of similar products, as well as the degree of obsolescence (75)%. Because it is an auxiliary asset in generating cash from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the teaching-learning material were:

a.	Remaining useful life: 3 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.
vi.	Operation licenses for distance learning: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the operation licenses for distance learning were:

a.	Discount rate: The applied discount rate was WACC for each CGU.
b.	Estimated useful life: It’s assumed that the effects of not relying on the operation licenses from the beginning, having the need to construct the network, will be seen indefinitely.
c.	Operation: The operating licenses is given through authorization, that gives to Unicesumar the right to operate in a determined geographical area, which, in some cases, comes through a local partner. However, each authorization allows Unicesumar to change partner in each area, if necessary, substituting the structure for an equivalent one. Partners are not attached to the authorizations.
vii.	Leasing contracts: Valued using the Cost Savings method, that consists of calculating the savings measured by the Company, corrected by the duration of the contract by a discount rate.

The main assumptions used in assessing the leasing contracts were:

a.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences regarding risk assessment and each CGU’s discount rate.
b.	Remaining useful life: Based on the duration of the leasing contract: 20 years.
viii.	Licenses to operate medical courses: Valued using the Income Approach method, with an emphasis on marginal fluctuations to the projected CGUs.

The main assumptions used in assessing the licenses to operate medical courses include the initial process of enrolling a student (duration, new students, evasion, graduation), amount of the course, profitability, investments and working capital, as well as growth in perpetuity.

The goodwill amount is based mainly on the workforce and its synergies from academic, commercial, and costs perspectives, considering that we are adding up the 15-year experience and track-record of both institutions as leading players in Digital Education, which is allowing us to improve even further the high-quality services to our students and to sustain our differentiated academic delivery.

Acquisition of Rede Enem

On September 1, 2022, the Company acquired 100% of the share capital of Rede Enem Serviços de Internet Ltda through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”. Rede enem it’s a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles. The aggregate purchase price of R$ 1,400 was paid in cash at the closing date. The following table presents the assets acquired and liabilities assumed at book value in the business combination:

ASSETS	90
Cash and cash equivalents	23
Trade receivables	32
Other assets	7
Property and equipment	28
LIABILITIES	97
Loans and financing	12
Labor and social obligations	41
Prepayments from customers	25
Other liabilities	19
Total acquired net assets at book value	(7)
Total identifiable assets at fair value	-
Purchase consideration	1,400
Goodwill arising on acquisition	1,407

These are preliminary disclosure, the effects on the financial statements are in review process for issue of the purchase price allocation report that is in progress and in the measurement period, as described in IFRS 3.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

4.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Digital education undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the period ended June 30, 2023 and 2022. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are located in Brazil.

a)	Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended June 30,	courses	courses	courses	Total allocated
2023
Net revenue	384,989	28,724	107,782	521,495
Adjusted EBITDA	188,544	6,414	41,794	236,752
% Adjusted EBITDA margin	48.97%	22.33%	38.78%	45.40%

2022
Net revenue	243,931	16,332	47,754	308,017
Adjusted EBITDA	113,347	10,641	16,023	140,011
% Adjusted EBITDA margin	46.47%	65.15%	33.55%	45.46%

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Six Months Ended June 30,	courses	courses	courses	Total allocated
2023
Net revenue	705,649	49,624	210,446	965,719
Adjusted EBITDA	316,082	16,519	101,045	433,646
% Adjusted EBITDA margin	44.79%	33.29%	48.01%	44.90%

2022
Net revenue	399,897	28,177	57,732	485,806
Adjusted EBITDA	163,462	17,532	20,055	201,049
% Adjusted EBITDA margin	40.88%	62.22%	34.74%	41.38%

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Income/(expenses) before taxes	61,665	(8,774)	88,233	17,628
(+) Financial result	64,127	48,264	138,640	47,262
(+) Depreciation and amortization	53,636	31,234	105,942	46,107
(+) Interest on tuition fees paid in arrears	6,318	4,771	13,562	10,646
(+) Share-based compensation plan	(1,499)	13,328	(1,425)	7,833
(+) Other income (expenses), net	1,023	(713)	710	(978)
(+) Restructuring expenses	11,367	5,078	13,523	11,504
(+) M&A and Offering Expenses	5,837	23,818	11,811	24,352
(+) Unallocated Operational expenses	34,278	23,005	62,650	36,695
Adjusted EBITDA allocated to segments	236,752	140,011	433,646	201,049

b)	Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended June 30,	courses	courses	courses	Unallocated	Total
2023
Net impairment losses on financial assets	65,582	4,153	9,939	-	79,674
Depreciation and amortization	26,161	503	18,688	8,284	53,636
Interest on tuition fees paid in arrears	5,144	356	818	-	6,318

2022
Net impairment losses on financial assets	31,303	1,654	5,656	-	38,613
Depreciation and amortization	14,162	135	8,208	8,729	31,234
Interest on tuition fees paid in arrears	3,676	232	863	-	4,771

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Six Months Ended June 30,	courses	courses	courses	Unallocated	Total
2023
Net impairment losses on financial assets	110,630	7,382	9,339	-	127,351
Depreciation and amortization	53,301	1,755	37,071	13,815	105,942
Interest on tuition fees paid in arrears	11,722	568	1,272	-	13,562

2022
Net impairment losses on financial assets	53,836	4,189	6,308	-	64,333
Depreciation and amortization	25,034	357	10,957	9,759	46,107
Interest on tuition fees paid in arrears	8,750	460	1,436	-	10,646

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

5.	Fair value measurement

As of June 30, 2023, the Company has only Share-based compensation liabilities measured at fair value, in the amount of R$ 12,001, which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the six months ended June 30, 2023.

The following table presents the changes in level 3 items for the six months ended June 30, 2023 and 2022 for recurring fair value measurements:

	Share-based compensation
	2023	2022
At the beginning of the year	19,805	52,283
Adjusted through profit and loss – general and administrative	(7,804)	(8,296)
As of June 30,	12,001	43,987

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

6.	Cash and cash equivalents and short-term investments

	June 30,	December 31,
	2023	2022
Cash equivalents and bank deposits in foreign currency (i)	15,090	12,057
Cash and cash equivalents (ii)	68,450	35,130
	83,540	47,187

Investment funds (iii)	254,431	26,389

(i) Short-term deposits maintained in U.S. dollar.

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii) Short-term investments, increased by the proceeds from the IPO, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of June 30, 2023, the average interest on these Investment Funds is 12.93% p.a., corresponding to 94.73% of CDI. Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

7.	Trade receivables

	June 30,	December 31,
	2023	2022
Tuition fees	470,889	410,393
FIES and UNIEDU Guaranteed Credits	45,399	27,710
PEP - Special Installment Payment (i)	12,920	22,365
CREDIN - Internal Educational Credit (ii)	39,236	29,170
Provision for revenue cancellation	(7,198)	(6,512)
Allowance for expected credit losses of trade receivables	(234,004)	(211,986)
Total trade receivables	327,242	271,140

Current	280,411	224,128
Non-current	46,831	47,012
(i)	In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.
(ii)	CREDIN is an installment payment program from Unicesumar where the undergraduate students receive a deduction from gross tuition The deduction is based on a fixed percentage determined at the beginning of the contract and, after graduation, the students pay back the deduction applied during the student’s undergraduate program, by applying the same percentage on the current value of tuition.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The aging list of trade receivables is as follows:

	June 30,	December 31,
	2023	2022
Receivables falling due	163,433	99,088

Receivables past due
From 1 to 30 days	59,957	59,718
From 31 to 60 days	43,822	44,827
From 61 to 90 days	46,285	47,174
From 91 to 180 days	79,966	85,358
From 181 to 365 days	174,981	153,473
Provision for revenue cancellation	(7,198)	(6,512)
Allowance for estimated credit losses	(234,004)	(211,986)
	327,242	271,140

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Changes in the Company’s revenue cancellation provision are as follows:

	2023	2022
At the beginning of the year	(6,512)	(4,191)
Additions	(46,198)	(8,489)
Reversals	45,512	8,137
As of June 30,	(7,198)	(4,543)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written-off. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	2023	2022
At the beginning of the year	(211,986)	(113,934)
Write-off of uncollectible receivables	105,333	55,275
Reversal	6,185	13,971
Business combinations	-	(74,616)
Allowance for expected credit losses	(133,536)	(78,304)
As of June 30,	(234,004)	(197,608)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

8.	Current and deferred income tax
a)	Reconciliation of income tax in the statement of profit or loss

Income taxes differs from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Six Months Ended June 30,
	2023	2022
Earnings before taxes	88,233	17,628
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(29,999)	(5,994)

Income exempt from taxation - ProUni benefit (i)	89,897	34,908
Unrecognized deferred tax asset on tax losses (ii)	(1,037)	(812)
Difference on tax rates from offshore companies (iii)	(2,142)	1,254
Non-deductible expenses	(1,346)	(2,019)
Other	(330)	(168)
Total income tax and social contribution	55,043	27,169
Effective tax rate - %	(62)%	(154)%

Current income tax expense	(17,302)	(7,644)
Deferred income tax income	72,345	34,813

(i) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(ii) The Company had unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the years 2020 and 2019 and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available, the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2025.

(iii) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

b)	Deferred income tax

	Balance sheet		Profit or loss
	June 30,	December 31,	June 30,	June 30,
	2023	2022	2023	2022
Tax loss carryforward	140,915	93,242	47,673	26,535
Allowance for expected credit losses	79,561	59,739	19,822	3,807
Labor provisions	4,080	2,303	1,777	(3,173)
Lease contracts	8,126	7,147	979	225
Provision for revenue cancellation	2,447	990	1,457	119
Provision for contingencies	6,963	923	6,040	183
Other provisions	12,046	38,699	(26,653)	1,935
Total	254,138	203,043	51,095	29,631

Deferred tax assets	254,138	203,043

	Balance sheet		Profit or loss
	June 30,	December 31,	June 30,	June 30,
	2023	2022	2023	2022
Intangible assets on business combinations	(752,144)	(773,394)	21,250	5,182
Total	(752,144)	(773,394)	21,250	5,182

Deferred tax liabilities	(752,144)	(773,394)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

9.	Prepaid expenses

	June 30,	December 31,
	2023	2022
Costs related to future issuances	17,432	8,514
Prepayments to employees	641	-
Prepayments to suppliers	7,105	4,303
Prepayments to hub partners	7,346	5,109
Software licensing	2,555	389
Insurance	56	208
Others	1,015	1,487
Prepaid expenses	36,150	20,010

10.	Financial assets

The receivables from hub partners are amounts of cash transferred to hub partners centers as follows:

	June 30,	December 31,
	2023	2022
Credit to hub partners – distance learning centers	94,131	82,650
Allowance for expected credit losses of financial assets	(5,704)	(2,554)
Financial assets	88,427	80,096

Current	40,824	31,979
Non-current	47,603	48,117

11.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets	Lease Liabilities
	2023	2023
As of December 31, 2022	350,393	323,339

Re-measurement by index (i)	6,249	6,249
Depreciation expense	(15,597)	-
Accrued interest	-	17,347
Payment of principal	-	(12,443)
Payment of interest	-	(17,347)
As of June 30, 2023	341,045	317,145

Current	-	51,053
Non-current	341,045	266,092

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

The Group recognized rent expense from short-term leases and low-value assets of R$ 4,116 for three and six months ended June 30, 2023 (2022 - R$ 2,801), mainly represented by leased equipment.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

12.	Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Vehicles	Lands	Construction in progress	Leasehold improvements	TOTAL
As of December 31, 2022
Net book value	33,287	79,990	4,208	1,160	4,566	10,648	60,716	194,575
Cost	90,947	156,004	37,719	5,215	4,566	10,648	85,432	390,531
Accumulated depreciation	(57,660)	(76,014)	(33,511)	(4,055)	—	—	(24,716)	(195,956)

Purchases	2,958	6,927	188	—	—	4,789	303	15,165
Transfers	49	618	—	—	—	(5,324)	4,657	—
Disposals	—	(4)	—	—	—	(10)	—	(14)
Depreciation	(4,913)	(6,108)	(778)	(154)	—	—	(3,320)	(15,273)
As of June 30, 2023
Net book value	31,381	81,423	3,618	1,006	4,566	10,103	62,356	194,453
Cost	93,954	163,545	37,907	5,215	4,566	10,103	90,392	405,682
Accumulated depreciation	(62,573)	(82,122)	(34,289)	(4,209)	—	—	(28,036)	(211,229)

The Group performs its impairment test when circumstances indicates that the carrying value may be impaired or annually when required. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022.

As of June 30, 2023, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions used for the impairment test in the annual consolidated financial statements for the year ended December 31, 2022. Also, there has been no evidence that the carrying amounts of property and equipment and finite-life intangible assets exceed their recoverable amounts as of June 30, 2023.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

13.	Intangible assets

	Software	Internal project development	Trademarks	Operation licenses for distance learning	Licenses to operate medical courses	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
As of December 31, 2022
Net book value	60,071	64,721	393,863	1,458,209	55,454	250,378	261,190	21,168	1,862,589	4,427,643
Cost	141,237	97,306	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,832,028
Accumulated amortization and impairment	(81,166)	(32,585)	(43,527)	—	—	(32,864)	(134,030)	(12,760)	(67,453)	(404,385)

Purchase and capitalization	17,566	21,787	—	—	—	—	—	—	—	39,353
Transfer	20,786	(20,786)	—	—	—	—	—	—	—	—
Disposals	(62)	(45)	—	—	—	—	—	—	—	(107)
Amortization	(8,824)	(7,569)	(8,943)	—	—	(18,031)	(27,275)	(4,430)	—	(75,072)
As of June 30, 2023
Net book value	89,537	58,108	384,920	1,458,209	55,454	232,347	233,915	16,738	1,862,589	4,391,817
Cost	179,520	98,262	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,871,267
Accumulated amortization and impairment	(89,983)	(40,154)	(52,470)	—	—	(50,895)	(161,305)	(17,190)	(67,453)	(479,450)

Impairment test of indefinite-lived intangible assets

Goodwill and licenses for distance learning operation are tested annually, and the last test was performed in January 2023, referring to the year ended December 31, 2022.

No evidence of the need to carry out a new test was identified during the first semester ended on June 30, 2023.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.	Loans and financing

On May 19, 2022, the company issued through its subsidiary Vitru Brasil, two series of debentures, the first series containing 500,000 bonds maturing between November 2023 and May 2024, and the second series containing 1,450,000 bonds maturing between May 2025 and May 2027. The nominal value of each bond of both series is R$ 1,000.00. The costs of transaction of this issue were R$ 44,149, the debentures are not convertible into shares.

On May 5, 2023, the Company granted, through its subsidiary Vitru Brasil, another series of debentures, containing 190,000 bonds maturing between May 2025 and May 2028. The face value of each bond is also R$ 1,000.00. The costs of transaction of this new issue were R$ 2,271, the debentures are not convertible into shares.

a)	Breakdown

			June 30,	December 31,
Type	Interest rate	Maturity	2023	2022
Debentures	CDI +2.9% and CDI +3.2% p.a	Nov/23 to May/28	1,792,560	1,620,246

Current			229,187	131,158
Non-current			1,563,373	1,489,088

b)	Variation

Loans and
financing
As of December 31, 2022	1,620,246
New issuances	187,958
Accrued interest	114,082
Payments	(129,726)
As of June 30, 2023	1,792,560

c)	Maturity

Loans and
financing
Maturity
2023	128,318
2024	100,869
2025	603,865
2026	603,865
2027	328,788
2028	26,855
As of June 30, 2023	1,792,560

15.	Labor and social obligations

	June 30,	December 31,
	2023	2022
Salaries payable	23,338	10,374
Social charges payable (i)	14,869	15,675
Accrued vacation	24,879	6,883
Accrual for bonus	13,638	9,522
Other	713	651
Total	77,437	43,105

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

16.	Accounts payable from acquisition of subsidiaries

2023
At the beginning of the year	507,361
Accrued Interest	19,465
As of June 30	526,826

Current	526,826
Non-current	-

On May 20, 2022, the company completed the acquisition of 100% of Unicesumar and the amount paid in cash was R$ 2,162,500, The amount of R$ 525,681 will be paid in one last installment, payable on May 20, 2024, and adjusted by the IPCA inflation rate in the first year and CDI + 3% in the second year.

17.	Contingencies

a)	Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
As of December 31, 2022	4,539	24,643	29,182
Additions	1,981	4,676	6,657
Accrued interest	4	48	52
Payments	(2,669)	(419)	(3,088)
Reversals	(140)	(706)	(846)
As of June 30, 2023	3,715	28,242	31,957
b)	Indemnification assets

Assets	Civil	Labor	Total
As of December 31, 2022	1,540	8,313	9,853
Additions	221	2,999	3,220
Accrued interest	1	-	1
Realized	(1,248)	(278)	(1,526)
Reversals	(70)	-	(70)
As of June 30, 2023	444	11,034	11,478
c)	Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company's legal counsel. The breakdown of existing contingencies as of June 30, 2023 and December 31, 2022 as follows:

	June 30,	December 31,
Possible losses	2023	2022
Civil	18,997	23,210
Labor	32,415	28,284
Tax	56,391	59,916
Total	107,803	111,410

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

18.	Equity
a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the Administration.

b)	Share capital

As described in Note 1, on September 2, 2020, each of Vitru’s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited.

As a consequence of this reverse share split, the share capital previously represented by 522,315,196 common shares, was reduced to 17,058,053 common shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Additionally, on September 22, 2020, the share capital of the Company was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting share issuance costs amounting R$ 47,582.

On September 27, 2022, the Company announced the investment agreement with Crescera, a leading asset manager with accomplishments in the education sector in Brazil. On November 10, 2022 Crescera subscribed for 3,636,363 new common shares in a fully primary capital increase.

On November 22, 2022, the Company announced the settlement of its previously announced rights offering (the “Rights Offering”). The Rights Offering resulted in the issuance of 926,206 common shares of the Company.

On 2023 the company issued 121,304 new shares regarding the realization of SOP options.

As of June 30, 2023, the Company’s share capital is represented by 33,805,517 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve contains the reserve for share-based compensation programs, classified as settled with equity instruments, as detailed in Note 20.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.
•	the grant date fair value of shares issued to employees upon exercise of options.

Treasury shares:

Buyback program

On May 11, 2023, the Company’s board of directors approved a share buyback program. The Company may repurchase up to 500,000 of its outstanding common shares in the open market, based on prevailing market prices, beginning on May 11, 2023, until the earlier of the completion of the repurchase, depending upon market conditions.

During the six-month period ended June 30, 2023, the Company repurchased 46,802 shares with a cash outflow of R$ 3,644.

d)	Dividends

The Company currently intends to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the six months ended June 30, 2023, and do not anticipate paying any in the foreseeable future.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

19.	Earnings per share
19.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for three and six months ended June 30, 2023 and 2022 (in thousands except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
Basic earnings per share	2023	2022	2023	2022
Net income attributable to the shareholders of the Company	87,065	20,859	143,276	44,797
Weighted average number of outstanding common shares (thousands)	33,793	25,504	33,756	24,323
Basic earnings per common share (R$)	2.58	0.82	4.24	1.84

19.2.	Diluted

As of June 30, 2023, the Company had outstanding and unexercised options to purchase – 1,880 thousand (2022 –- 1,725 thousand) common shares which are included in diluted earnings per share calculation.

	Three Months Ended June 30,		Six Months Ended June 30,
Diluted earnings per share	2023	2022	2023	2022
Net income attributable to the shareholders of the Company	87,065	20,859	143,276	44,797
Weighted average number of outstanding common shares (thousands)	35,636	27,613	35,636	26,048
Diluted earnings per common share (R$)	2.44	0.76	4.02	1.72

20.	Shared-based compensation

The Group offers to its managers and executives two Share Option Plans with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Group's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Group to retain quality human capital.

Participants from both plans have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Participants from the first plan shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

The expense recognized for employee services received during the period is as follows:

	Six Months Ended June 30,
Expense arising from share-based payment transactions	2023	2022
Cash-settled - first plan	(8,342)	(8,296)
Equity-settled - first plan	2,554	13,548
Equity-settled - second plan	4,363	2,581
Total	(1,425)	7,833

The fair value of cash-settled transactions was calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

21.	Related parties

The Company has related parties relations with the following relationships and companies. All the presented companies are an indirect related party.

	Balance Sheet		Profit or loss
	June 30,	December 31,	Six months ended june 30,
	2023	2022	2023	2022
Joint operations
Ivai Artefatos de Cimento Ltda			(1)
WWW Comunicação Visual	(10)		(52)
Campustores Livraria Ltda			(111)

Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	164,195	160,230
Depreciation expense			(4,298)	(5,054)
Lease liabilities	(169,294)	(165,089)
Interest on lease			(9,477)	(13,061)
WM Administração e Participações Ltda
Right-of-use assets	2,903	2,845
Depreciation expense			(165)	(255)
Lease liabilities	3,076	2,942
Interest on lease			(177)	(268)

Insurance
Austral Seguradora S/A
Prepaid expenses
General and administrative expenses				(75)

Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net	(386)		(1,260)

Payables from acquisition of subsidiaries
Accounts payable to selling shareholders	152,990	147,338
Interest			5,653	1,458

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

22.	Revenue

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Gross amount from services provided	678,397	393,590	1,255,024	625,846
(-) Cancellation	(25,185)	(4,165)	(45,512)	(8,137)
(-) Discounts	(42,766)	(22,827)	(81,709)	(34,629)
(-) ProUni scholarships (i)	(71,670)	(48,577)	(129,771)	(81,595)
(-) Taxes and contributions on revenue	(17,281)	(10,004)	(32,313)	(15,679)
Net revenue	521,495	308,017	965,719	485,806

Timing of revenue recognition
Transferred over time	516,112	304,651	954,585	475,288
Transferred at a point in time (ii)	5,383	3,366	11,134	10,518
Net revenue	521,495	308,017	965,719	485,806

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross amount from services provided during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 7.

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In six months ended June 30, 2023, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operations, are R$ 246,962 (2022 – R$ 149,853). As of June 30, 2023, the balance payable to the hub partners is R$ 40,367 (December 31, 2022 - R$ 43,676).

23.	Costs and expenses by nature

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Payroll (i)	139,081	110,177	266,062	157,686
Sales and marketing	46,347	30,037	117,558	74,255
Depreciation and amortization (ii)	53,636	31,234	105,942	46,107
Consulting and advisory services	33,093	29,243	42,385	37,118
Material	12,252	9,584	19,706	12,230
Maintenance	10,403	8,567	17,672	12,398
Utilities, cleaning and security	17,173	3,825	22,217	5,643
Other expenses	3,021	7,960	19,243	12,124
Total	315,006	230,627	610,785	357,561

Costs of services	175,582	117,902	326,855	183,050
General and administrative expenses	60,692	70,883	115,059	84,713
Selling expenses	78,732	41,842	168,871	89,798
Total	315,006	230,627	610,785	357,561

(i) Payroll expenses include for six months ended 30,2023, was R$ 267,487 (2022 – R$ 149,853) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ (1,425) (2022 – R$ 7,833) related to share-based compensation.

	Three Months Ended June 30,		Six Months Ended June 30,
Depreciation and amortization (ii)	2023	2022	2023	2022
Costs of services	19,779	17,268	39,430	30,221
General and administrative expenses	19,982	7,839	39,000	9,759
Selling expenses	13,875	6,127	27,512	6,127
Total	53,636	31,234	105,942	46,107

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

24.	Other income (expenses), net

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Deductible donations	-	(367)	-	(442)
Contractual indemnities	-	(8)	2	(24)
Modification of lease contracts	168	-	168	257
Other revenues	375	1,353	375	1,465
Other expenses	(1,566)	(265)	(1,255)	(278)
Total	(1,023)	713	(710)	978

25.	Financial results

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Financial income
Interest on tuition fees paid in arrears	6,318	4,771	13,562	10,646
Financial investment yield	5,155	7,273	8,223	14,946
Foreign exchange gain	1,645	2,381	2,633	3,722
Other	73	33	249	164
Total	13,191	14,458	24,667	29,478

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(6,743)	(14,159)	(19,465)	(19,266)
Interest on lease	(7,076)	(6,129)	(15,427)	(10,268)
Interest on loans and financing	(55,376)	(33,371)	(114,082)	(33,371)
Foreign exchange loss	(1,283)	(1,450)	(2,204)	(3,774)
Other	(6,840)	(7,613)	(12,129)	(10,061)
Total	(77,318)	(62,722)	(163,307)	(76,740)

Financial results	(64,127)	(48,264)	(138,640)	(47,262)

26.	Other disclosures on cash flows

Non-cash transactions

In the six months ended June 30, 2023:

●	The amount of R$ 6,249 (2022 - R$ 18,040) regarding additions (new contracts and re-measurement by index) on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 1,526 (2022 – R$ 1,251) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

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